SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



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                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
   TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                               (AMENDMENT NO. 1) (1)



                                   ECCS, INC.
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                                (NAME OF ISSUER)



                          COMMON STOCK, $.01 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)



                                   26825H 10 0
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                                 (CUSIP NUMBER)


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     (1) The  remainder  of this cover page shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 26825H 10 0              13G      Page 2 of 5 Pages
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1.   NAMES OF  REPORTING  PERSONS
     I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS (ENTITIES ONLY)

     Michael E. Faherty
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2.   CHECK  THE   APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP*        (a) /  /
                                                                        (b) /  /

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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
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                5.  SOLE VOTING POWER             368,024
   NUMBER OF
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY
   OWNED BY     6.  SHARED VOTING POWER           N/A
     EACH
   REPORTING    ----------------------------------------------------------------
  PERSON WITH
                7.  SOLE DISPOSITIVE POWER       368,024

                ----------------------------------------------------------------

                8.  SHARED DISPOSITIVE POWER     N/A

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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 368,024
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10.  CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

                                                 /    /
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11.  PERCENT  OF  CLASS   REPRESENTED  BY  AMOUNT  IN  ROW  9

                                                3.4%
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12.  TYPE OF REPORTING PERSON*

                                                IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a). NAME OF ISSUER:

     The issuer of the securities to which this statement relates is ECCS, Inc., a New Jersey corporation.

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     The issuer's principal executive offices are located at One Sheila Drive, Tinton Falls, New Jersey 07724.

ITEM 2(a). NAME OF PERSON FILING:

     The person filing is Michael E. Faherty.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     The principal business office is ECCS, Inc., One Sheila Drive, Tinton Falls, New Jersey 07724.

ITEM 2(c). CITIZENSHIP:

     The citizenship of the person filing is U.S.A.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

     The title of the class of securities is common stock, $0.01 par value.

ITEM 2(e). CUSIP NUMBER:

     The CUSIP number is 26825H 10 0.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     The  filing  categories   available  pursuant  to  Rule  13d-2(b)  are  not
     applicable to Michael E. Faherty.

ITEM 4. OWNERSHIP.

     (a) The number of shares beneficially owned by Michael E. Faherty is 368,024, of which 315,098 shares underlie warrants or options (collectively, the "Derivative Securities"), which are exercisable at December 31, 1997 or which will become exercisable within 60 days of such date.

     (b) The percent of the class held by Michael E. Faherty is 3.4%, assuming exercise of the Derivative Securities.

     (c) (i) Michael E. Faherty has sole power to vote or to direct the vote of 368,024 shares, assuming exercise of the Derivative Securities.

          (ii) The shared power to vote or to direct the vote of shares is not applicable.

          (iii)Michael E. Faherty has sole power to dispose or to direct the disposition of 368,024 shares, assuming exercise of the Derivative Securities.

          (iv) The shared power to dispose or to direct the disposition of shares is not applicable.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          The ownership of more than five percent on behalf of another person is not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          The identification and classification of the subsidiary which acquired the security being reported on by the parent holding company is not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          The identification and classification of members of the group is not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

          The notice of dissolution of a group is not applicable.

ITEM 10.CERTIFICATION.

          The certification regarding Rule 13d-1(b) is not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 21, 1998                    /s/ Michael E. Faherty
                                       -----------------------------------------
                                       Michael E. Faherty (Shareholder)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001.)


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